UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) August 6, 2015



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Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

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(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items under Sections 1 through 4 and 6 through 8 are not applicable and are therefore omitted.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 6, 2015, Winnebago Industries, Inc., (the "Company") and Randy Potts, the Company's Chairman of the Board, Chief Executive Officer and President, entered into a Retirement Agreement (the "Retirement Agreement") pursuant to which Mr. Potts retired from the Company, and the Board of Directors effective August 6, 2015. The Company also announced the appointment of former Chairman and Chief Executive Officer, Robert Olson, age 64, to serve as interim CEO while the Board conducts a search for the Company's next CEO. The Company's lead director, Larry Erickson, has been elected Chairman of the Board. The Company announced Mr. Potts' retirement and Mr. Olson's appointment as CEO by the press release attached hereto as Exhibit 99.1.

Retirement Agreement

Under the terms of the Retirement Agreement Mr. Potts will receive an amount equal to his current annual base salary plus 3 weeks paid in two installments, the first installment of $189,360 payable within 15 days of this Agreement becoming enforceable and the second installment of $331,380 payable within 15 days following January 1, 2016. The Company will also pay Mr. Potts a lump sum of $275,012 within fifteen days of January 1, 2016, in lieu of any participation in 2015 incentive compensation plans. Mr. Potts will also receive a lump sum of $15,360 which is approximately equivalent to the premium cost of COBRA coverage for one year. All other Company benefits such as life insurance, disability insurance, 401(k) plan, and vacation accruals cease effective with Mr. Potts retirement. Mr. Potts' stock awards granted in 2012, 2013 and 2014 have 33,001 shares of common stock that are currently unvested. The Human Resources Committee and other independent members of the Board of Directors agreed to waive the vesting requirements and permit these shares to vest upon the agreement becoming enforceable. Mr. Potts may exercise outstanding options in accordance with applicable option terms and conditions, and payment of the any applicable exercise price.

Under the Retirement Agreement, Mr. Potts agrees that he will not solicit Company employees or compete against the Company for a period of two years. Mr. Potts also has agreed to a general release of claims against the Company arising under various employment laws. Under the terms of the Retirement Agreement, Mr. Potts is entitled to rescind the waiver of claims under certain employment laws for seven days following execution of the Retirement Agreement.

Employment Agreement

Under the terms of the Employment Agreement with Mr. Olson, Mr. Olson is engaged as the Company's interim Chief Executive Officer reporting to the Company's Board of Directors. Mr. Olson will receive annual base compensation of $492,385, payable according to the Company's regular payroll practices including withholding and other applicable deductions. Mr. Olson will be eligible to participate in all applicable employee benefit plans of the Company under the terms and conditions of such benefit plans, except Mr. Olson shall not be eligible to participate in the Company's annual or long term incentive compensation programs. The Company agrees to reimburse Mr. Olson for reasonable and necessary out-of-pocket expenses. Mr. Olson's employment under the Employment Agreement will continue until either party gives fifteen days' notice of termination. Upon termination, the Company will pay any accrued but unpaid base salary and benefits through the date of termination. Mr. Olson will not be eligible to receive any severance of other benefits as a result of such termination.

Mr. Olson has served in various management positions with the Company including general manager of fabrication, vice president of manufacturing and senior vice president of operations. He served as CEO and President of the Company from 2007-2011, and Chairman of the Board from 2008-2012. Since he left employment with the Company in 2012 Mr. Olson has been retired, although he did serve on the Company's Board of Directors until December of 2014. Mr. Olson's son works at the Company.

Both the Human Resources Committee and the Board of Directors approved the compensation to Mr. Potts and Mr. Olson under their respective agreements.

The foregoing summary of the Separation Agreement and the Employment Agreement do not purport to be complete and are subject to and qualified in their respective entirety by reference to the Retirement Agreement and Employment Agreement, which are attached hereto as Exhibits 10.1 and Exhibit 10.2 to this Form 8-K, respectively, and are incorporated by reference into this Item 5.02.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
10.1	Retirement Agreement dated August 6, 2015 by Winnebago Industries, Inc. and Randy Potts
10.2	Employment Agreement between Winnebago, Industries, Inc. and Robert Olson dated August 6, 2015
99.1	Press Release of Winnebago Industries, Inc. dated August 6, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date: August 6, 2015	By:	/s/ Robert J. Olson
	Name:	Robert J. Olson
	Title:	Interim Chief Executive Officer

RETIREMENT AGREEMENT AND GENERAL RELEASE

This is a Retirement Agreement and General Release entered into by and between Randy J. Potts, his heirs, legal representatives, legatees, successors and assigns (hereinafter referred to as "Employee") and Winnebago Industries, Inc. (hereinafter referred to as "Company").

In consideration of the mutual promises contained in this Agreement, Company and Employee agree as follows:

1.   Employee and Company agree that Employee's employment with Company will end August 6, 2015 (the "Retirement Date").

2.   Subject to Paragraph 12 and the other conditions set forth herein, Company agrees to provide Employee with the following:

       a.   **Severance Payments.** Employee will be eligible to receive an amount equal to Employee's current annual base salary plus 3 weeks ($492,336 plus $28,404), less legally required deductions, in two installments, the first installment of $189,360 payable within 15 days of this Agreement becoming enforceable and the second installment of $331,380 payable within 15 days following January 1, 2016. The fifty-five (55) week Severance Period represents twenty-nine (29) weeks of payments over and above what the Board in its discretion would award Employee if he did not sign this Agreement. In addition, Company shall pay Employee a lump sum of $275,012 within 15 days following January 1, 2016, less legally required deductions, in consideration of any claims he may have had under the 2015 Officers' Incentive Compensation Plan and/or the Officers Long Term Incentive Plan for Fiscal Years 2013, 2014, and 2015.

       b.   **Health and Welfare Benefits.** Employee's health insurance shall terminate on the Retirement Date, and thereafter Employee will be eligible for COBRA continuation coverage, provided he timely elects such coverage and meets the other conditions, including timely payment of monthly premiums. The Company shall pay Employee a lump sum of $15,360, which is approximately equivalent to the premium cost of COBRA coverage during the Severance Period. This payment shall have no effect on the length of time COBRA coverage is available to Employee and is not intended to extend that time period. The payment shall be made within 30 days from the Retirement Date, provided Employee has not rescinded the Agreement. All other benefits such as life insurance, disability insurance, 401(k) deferrals and match, and vacation accrual will cease as of Employee's Retirement Date.

       c.   **Other Benefits.** Employee's stock awards granted in 2012, 2013, and 2014 have shares remaining that are currently unvested. Upon this Agreement becoming enforceable, Company will take appropriate actions to have all remaining unvested shares vest. The balance of the stock award agreement provisions shall remain enforceable and appropriate taxes will be withheld from either the proceeds of shares sold, share withholding, other compensation payable hereunder, or as otherwise paid by Employee. During his employment, Employee participated in other benefit plans at Winnebago. Employee will be eligible to continue participation in those plans to the extent that is permitted under the terms of the plan documents or agreements and his rights to benefits shall be and remain subject to the terms and conditions set forth in the plan documents or agreements. A summary of the other benefit programs that you may be eligible for is attached as Exhibit A.

       d.   **Non-Disparagement By Company.** Company agrees not to libel, slander or disparage the Employee to any individuals or groups.

3.   The parties agree that the items identified in Paragraph 2 above are consideration in addition to any payments or other benefits to which Employee would otherwise be entitled, and include consideration of the waiver and release of claims set forth in paragraph 5 below.

4.   Employee agrees:

a.   To retire from the Board of Directors of the Company, and as CEO and President, and as a trustee of the Winnebago Industries Foundation effective August 6, 2015 in the form attached hereto as Exhibit B;

b.   He will not be entitled to, nor have any claim to, any compensation under (i) the 2015 Officers Incentive Compensation Plan and/or (ii) the Officers Long Term Incentive Plan for Fiscal Years 2013, 2014, and 2015.E

c.   To cooperate with Company to complete or transfer all pending projects and employment matters as determined by the Company prior to the Retirement Date;

d.   To provide Company with reasonable cooperation and assistance, including accurate and truthful testimony at trial if deemed necessary, for all lawsuits or proceedings for which Employee's testimony or cooperation may be warranted after the Retirement Date. Company shall reimburse Employee for any reasonable and necessary expense incurred as a result of Employee's cooperation and assistance;

e.   To promptly return to Company no later than the Retirement Date all Company materials and property, including but not limited to draft books, credit cards, cash advances, price books and customer lists, cell phones, computers, and to file Employee's final expense report;

f.   Not to use, copy or disclose directly or indirectly to anyone not connected with Company any confidential information or trade secrets obtained during the term of Employee's employment with Company including any memoranda, books, records, documents, or client lists for use outside of Company;

g.   Not to solicit current Company employees to leave such employment for a period of two years from the Retirement Date;

h.   Not to libel, slander or disparage the Company or its policies or practices to any individuals or groups; and

i.   Not to apply for or otherwise seek employment with the Company (including, but not limited to, placement by a temporary or staffing agency) at any time; Employee further agrees that the Company shall have no obligation to consider any application that Employee may submit in violation of this provision.

j.   Not to accept employment with or participate as an investor, consultant, or director in a company that would directly or indirectly compete with Company for a period of two years from the Retirement Date within the United States or Canada.

5.   Subject to Paragraph 5(b) below and as a material inducement to Company to enter into the Agreement, Employee, on Employee's own behalf and on behalf of Employee's heirs, executors, agents, administrators, successors, assigns and representatives, covenants not to sue and fully and forever releases, acquits and discharges Company, its shareholders, partners, officers, directors, employees, agents, attorneys, representatives, parents, subsidiaries, divisions, affiliated companies, joint venture companies, insurers, customers, suppliers, and successors (collectively the "Releasees"), of and from any and all actions, causes of action, claims and demands whatsoever (collectively "claims") that Employee may have had, may now

have, or may hereafter have against Releasees, including without limitation any and all claims in any way related to or based upon Employee's employment with and/or Employee's severance from employment with Company, including without limitation any claims for unpaid wages, breach of contract, implied contract, promissory estoppel, tortious conduct or claims arising under any federal or state statute or law or local ordinance, including but not limited to: the Age Discrimination in Employment Act ("ADEA"); the Older Workers Benefit Protection Act ("OWBPA"); the Americans with Disabilities Act as Amended ("ADAA"); the Family and Medical Leave Act ("FMLA"); Title VII of the Civil Rights Act of 1964; the Civil Rights Acts of 1991; the Employee Retirement Income Security Act ("ERISA"); the Worker Adjustment and Retraining Notification Act ("WARN"); Iowa's or any other state's fair employment practices laws; any other federal, state or local law, including without limitation, any other federal, state or local employment discrimination law; or claims arising under any public policy, contract or covenant (express or implied) or common law. Provided, however, that if the Company were to breach the Agreement, this release would not bar an action by Employee against the Company to enforce its term(s).

a. On Employee's own behalf and on behalf of Employee's heirs, executors, agents, administrators, successors, assigns and representatives, Employee specifically waives any right or claim under the Age Discrimination in Employment Act of 1967 as amended and the Older Workers Benefit Protection Act (collectively referred to as the "Act"). Employee acknowledges and agrees that this waiver of any right or claim under the Act (hereinafter "Waiver") is knowing and voluntary, and specifically agrees as follows: (i) that this Waiver is part of a written agreement between Employee and the Company; (ii) that this Agreement and this Waiver are written in a manner which Employee understands; (iii) that this Waiver specifically relates to rights or claims arising under the Act; (iv) that Employee does not waive any rights or claims under the Act that may arise after the date of execution of this Agreement and Waiver as set forth below; (v) that Employee waives rights or claims under the Act arising on or before the execution date of this Agreement in exchange for consideration in addition to anything of value to which Employee is already entitled to receive; (vi) that Employee is hereby advised in writing to consult with an attorney prior to executing this Agreement and Waiver; (vii) that Employee has a period of twenty-one (21) days within which to consider this Agreement and Waiver; (viii) Employee's execution of this Agreement during such 21 day period constitutes a waiver of the remainder of the period; and (ix) that for a period of seven (7) days following the execution of this Agreement and Waiver, Employee may revoke the Agreement and Waiver, and the Agreement and Waiver will not become effective or enforceable until the revocation period expires.

b. This Agreement covers both claims that Employee knows about and those Employee may not know about. Employee expressly waives all rights afforded by any statute that limits the effect of a release with respect to unknown claims. Employee understands the significance of Employee's release of unknown claims and Employee's waiver of statutory protection against a release of unknown claims.

c. This Agreement shall not affect Employee's claims arising out of any social security, workers' compensation or unemployment laws, or under the terms of any employee pension or welfare or benefit plans or programs of the Company, which may be payable now or in the future to Employee. This Agreement shall not affect Employee's right to indemnification under the Company's By-laws or any policy of insurance for his employment as an officer, employee or services as a director of the Company.

d. Employee warrants and represents that, other than any as referenced in this Agreement, Employee has not filed a law suit or other complaint asserting any claims that are released in this Agreement. Should any person, organization or other entity file, claim, sue or cause or permit to be filed any civil action, suit or legal proceeding against any of the Releasees involving any matter occurring at any time up to the time Employee signs this Agreement, Employee agrees not to seek or accept any personal or monetary relief in such action or proceeding.

6.	This Agreement shall not be construed as an admission by Company of any wrong doing or any violation of federal, state or local law, regulation or ordinance, and Company specifically disclaims any wrongdoing whatsoever against Employee on the part of itself, its employees, representatives or agents.

7.	Employee represents and warrants that he is the sole owner of the actual or alleged claims, demands, rights, causes of action and other matters which are released herein; that the same have not been transferred or assigned or caused to be transferred or assigned to any other person, firm, corporation or other legal entity; that they have obtained all approvals necessary to enter into this Agreement; and that he has the full right and power to grant, execute, and deliver the releases, undertakings and agreements contained herein.

8.	It is understood and agreed that for purposes of this Agreement the term "Company" as used herein shall include not only Winnebago Industries, Inc., but also its subsidiaries or affiliated companies, and all officers, directors and employees of any of the foregoing.

9.	To the extent that any provision of this Agreement shall be deemed by any court to be unenforceable, such provision shall be deemed modified or omitted to the extent necessary to make the remaining provisions enforceable; in that event, the parties agree to use their best efforts to substitute a valid, legal and enforceable provision, which insofar as practical, implements the purpose of this Agreement.

10.	Employee expressly acknowledges that Employee understands all the provisions of this Retirement Agreement and General Release and is voluntarily entering into this Agreement and Release.

11.	All disputes arising from this Agreement and otherwise between the Company and Employee as to state laws shall be governed by the laws of the State of Iowa. The venue for any dispute between the parties arising from this Agreement or otherwise shall be in Winnebago County, Iowa.

12.	In the event Employee breaches any term or condition of this Agreement, Employee shall immediately forfeit any future payments and repay to the Company the payments and benefits he received under Paragraph 2 in excess of sum paid which was roughly equivalent to the COBRA premium during the Severance Period as provided in paragraph 2(b) .

13.	In addition to the other remedies allowed by law and this Agreement, if either party initiates any action or proceedings to enforce this Agreement, the prevailing party in such action or proceeding shall be entitled to recover the costs, including reasonable attorneys' and expert witness fees.

14.	This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior oral or written agreements, commitments or understandings with respect thereto.

WINNEBAGO INDUSTRIES, INC.

/s/ Scott C. Folkers	By: /s/ Sarah Nielsen	August 6, 2015
Witness	Sarah Nielsen	Date
	Its Vice President and CFO	

/s/ Scott C. Folkers	/s/ Randy J. Potts	August 6, 2015
Witness	Randy J. Potts	Date


EXHIBIT A

Other Benefits Summary


Executive Share Option Program (KEYSOP)

The Executive Share Option Program will continue until the Employee elects to exercise an option(s), notifies the Program Committee member, and pays the exercise price. The Employee may exercise the option(s) at any time until the option expiration date.

Stock Options and Stock Grants

All stock option grants and stock grants made by the Company are subject to the specific terms in place at the time of those grants, which remain in effect and are not modified by this Agreement. Except as provided in Section 2(c) of this Agreement, all options and stock grants are subject to the specific vesting provisions in place at the time of issuance.

EXHIBIT B

August 6, 2015

Larry Erickson
Lead Independent Director
Winnebago Industries, Inc.
4065 Eagle Ridge Drive
Cedar Rapids, IA 52411-7880

Re: Retirement

Dear Larry and the Rest of the Board of Directors:

Due to the circumstances we are all aware of, I hereby retire as the Chairman of the Board (and from the Board of Directors), CEO and President of Winnebago Industries, Inc., and as a trustee of the Winnebago Industries Foundation effective immediately.

Sincerely,

Randy J. Potts

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into effective as of August 6, 2015 (the "Effective Date"), by and between Winnebago Industries, Inc., (the "Company"), and Robert J. Olson ("Olson").

WHEREAS, Olson has previously served as a director and as the Chief Executive Officer and President of the Company, and possesses certain unique skills, talents, contacts, judgment and knowledge of the Company's business, strategies and objectives; and

WHEREAS, Company desires to employ Olson in the capacity and on the terms and conditions hereinafter set forth, and Olson has agreed to accept such terms and conditions;

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter contained, the parties hereto agree as follows:

1.   Position and Duties.

1.1   Chief Executive Officer. Olson is hereby engaged by the Company as interim Chief Executive Officer, reporting to the Board of Directors, performing such duties and responsibilities as he previously exercised in that capacity and as necessary to oversee and supervise the executive and senior management and the employees of the Company in furtherance of the daily operations and the strategic direction of the Company as determined from time to time by the Board of Directors. Such duties may be fulfilled in person or by telephonic or other electronic means acceptable to the Board of Directors.

1.2   No Conflict. Olson agrees to serve the Company to the best of his abilities and to devote such time, attention, skill and energy to the Company as may be reasonably required to perform the duties and responsibilities of Chief Executive Officer during the Term of this Agreement (as defined in Section 2 of this Agreement). Olson warrants and represents to the Company that he has no contractual commitments that would restrict or limit his performance of the duties and responsibilities of his position set forth in this Agreement, and will not undertake any such contractual commitments in the future during the Term hereof.

1.3   Personal Activities Permitted. Notwithstanding Section 1.2, during the term of this Agreement, Olson may devote reasonable time to activities other than those required under this Agreement, including activities involving professional, charitable, community, educational, religious and similar types of organizations, and similar types of activities, to the extent that such other activities do not in the judgment of the Board inhibit or prohibit the performance of the Olson's duties under this Agreement, or conflict in any material way with the business of the Company or any affiliate of the Company; provided, however, that Olson shall not serve on the board of any business, or hold any other position with any business, without the consent of the Board.

2.   Term; No Severance. Olson's employment under this Agreement shall commence on the date hereof and shall continue until either party gives at least fifteen (15) business days' written notice that this Agreement will terminate and state the date on which such termination shall be effective. Upon termination of this Agreement and Olson's employment, the Company shall pay any accrued but unpaid Base Salary and benefits through the date of such termination and thereafter Olson shall not be eligible for or receive any severance or other benefits as a result of such termination under any plan, program or policy of the Company in effect before or after the effective date of this Agreement, except to the extent otherwise required by applicable law.

3.	Compensation and Benefits.

3.1	Base Salary. As compensation for all services to be rendered by Olson under this Agreement during the Term, the Company shall pay Olson a base salary ("Base Salary") exclusive of benefits, bonuses or incentive payments at the annual rate of Four Hundred Ninety Two Thousand Three Hundred Eighty Five Dollars ($492,385.00), payable in weekly installments, subject to required tax withholding and any deductions applicable to such Base Salary.

3.2	Benefits. Olson shall be entitled to participate in all employee benefit plans or programs of the Company to the extent that Olson's position, title, tenure, salary, age, health and other qualifications make him eligible to participate, and in the benefit package available to senior management of the Company. The Company does not guarantee the adoption or continuance of any particular employee benefit plan or program during the Term, and Olson's participation in any such plan or program shall be subject to the provisions, rules and regulations applicable thereto.

3.3	Incentive Compensation; Stock. Notwithstanding anything in any bonus, incentive, or stock plan or subplan or program approved and adopted by the Company either prior to or after the effective date of this Agreement, Olson shall not, during the Term, be eligible for, accrue any rights under or become entitled to any payment under any bonus, incentive or stock plan or subplan or program that would otherwise be applicable to the Chief Executive Officer of the Company.

3.4	Business Expenses. The Company will pay or reimburse Olson for all reasonable and necessary out-of-pocket expenses incurred by Olson in the performance of his duties under this Agreement subject to compliance by Olson with the Company's policies for expense reimbursements.

4.	Confidential Information.

4.1	Definition. "Confidential Information" means information regarding the Company not generally known and proprietary to the Company, or to a third party for whom the Company is performing work, including, without limitation, information concerning any patents or trade secrets, confidential or secret designs, infomercial sources, media outlets, pricing, processes, formulae, source codes, plans, devices or material, research and development, proprietary software, analysis, techniques, materials or designs (whether or not patented or patentable), directly or indirectly useful in any aspect of the business of the Company or any vendor names, customer and supplier lists, databases, management systems and sales and marketing plans of the Company, or any confidential secret development or research work of the Company, or any other confidential information or proprietary aspects of the business of the Company. All information which Olson acquires or becomes acquainted with during the Term, whether developed by Olson or by others which Olson has a reasonable basis to believe to be Confidential Information, or which is treated by the Company as being Confidential Information, shall be presumed to be Confidential Information.

4.2	Confidentiality Covenant. Except as permitted or directed by the Company, Olson shall not, either while performing his duties and responsibilities for the Company or thereafter, divulge, furnish or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any Confidential Information. Olson acknowledges that the Confidential Information constitutes a unique and valuable asset of the Company and represents a substantial investment of time and expense by the Company, and that any disclosure or other use of such Confidential Information other than for the sole benefit of the Company would be wrongful and would cause irreparable harm to the Company.

Both during and after the Term of this Agreement, Olson will refrain from any acts or omissions that would reduce the value of such knowledge or information to the Company.

5.   Miscellaneous.

5.1   Complete Agreement. Company and Olson hereby acknowledge that there are no other agreements regarding Olson's employment with the Company, apart from this Agreement.

5.2   No Waiver. No failure on the part of the Company or Olson to exercise, and no delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right hereunder by Company or Olson preclude any other or further exercise thereof or the exercise of any other right.

5.3   Severability. It is further agreed and understood by the parties hereto that if any part, term or provision of this Agreement should be held unenforceable in the jurisdiction in which either party seeks enforcement of the contract, it shall be construed as if not containing the invalid provision or provisions, and the remaining portions or provisions shall govern the rights and obligations of the parties.

5.4   Governing Law. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Iowa, without regard to conflicts of law provisions.

5.5   Withholding Taxes. The Company may withhold from any benefits payable under this Agreement all federal, state, city or other taxes as shall be required pursuant to any law or governmental regulation or ruling. Except for any required tax withholding, Olson shall be responsible for any and all taxes assessed with respect to any payment under this Agreement.

5.6   Amendment. No amendment or modification of this Agreement shall be deemed effective unless made in writing and signed by the both Olson and an officer of the Company designated for such purpose by the Board

5.7   Assignment. This Agreement is personal in nature and cannot be assigned by Olson. The Company may assign this Agreement to any affiliate or subsidiary or purchaser of substantially all of the assets. The terms, conditions and covenants herein shall be binding upon the heirs and personal representatives of Olson, and the successors, assigns of Company and any parent, subsidiary or affiliate of Company.

5.8   Survival. Olson's obligations under Section 4 shall survive the termination or expiration of this Agreement and his employment hereunder.

5.9   Enforceability of Rights. No delay or omission by the Company to exercise any right, power, or remedy accruing to it upon any breach or default under this Agreement shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of the Company of any breach or default under this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to either of the parties, shall be cumulative and not alternative.

5.10   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which, when taken together, shall constitute one instrument, including an executed Agreement sent by facsimile, email or otherwise that can be verified it has been sent by a party to the Agreement.

IN WITNESS WHEREOF, the parties have duly executed this Employment Agreement as of the date and year first above written.

COMPANY: WINNEBAGO INDUSTRIES, INC.

                                                 /s/ Bret Woodson
                                                 Bret Woodson
                                                 Its Vice President of Administration

OLSON:

                                                 /s/ Robert J. Olson
                                                 Robert J. Olson

Contact: Sarah Nielsen - Vice President, Chief Financial Officer - 641-585-6962; ir@winnebagoind.com

WINNEBAGO INDUSTRIES ANNOUNCES RETIREMENT OF CHAIRMAN, CEO AND PRESIDENT

FOREST CITY, IOWA, August 6, 2015 - Winnebago Industries, Inc. (NYSE:WGO) (the Company), a leading United States recreation vehicle manufacturer, announced today that Randy Potts has retired as chairman of the board and as CEO and president of the Company, effective August 6, 2015.

Lead Independent Director Larry Erickson commented, "We are deeply grateful to Randy for his 32 years of service at Winnebago, where as CEO and president he guided the Company through challenging economic times, as well as a successful recovery. Today the Company is well positioned both financially and operationally. After having extensive discussions with Randy, we collectively agreed that this is the appropriate time for new leadership. We wish him the best in his retirement."

Randy Potts commented, "I would like to thank the Company's employees, shareholders, dealers and suppliers for the trust and support they have given to me during my tenure at Winnebago. Winnebago is a great company and I have the utmost confidence in the ability of the organization to evolve and capitalize on future market opportunities."

The Company's board of directors has named former chairman and CEO Robert Olson, age 64, to serve as interim CEO while the board conducts a search for the Company's next CEO. Prior to his role as chairman and CEO, Mr. Olson served in various management positions with the Company, including general manager of fabrication, vice president of manufacturing and senior vice president of operations; in 2007 the board elected him president. With over 45 years of experience with Winnebago, his knowledge of the Company and the market will be of great value to the Company during this period of transition.

Winnebago's board will form a search committee led by Larry Erickson to evaluate internal and external candidates and retain an executive search firm to assist it in finding the next CEO.

Erickson concluded, "We welcome Bob in his return to serve as interim CEO and believe his extensive experience with Winnebago and its operations will successfully lead us through this transition."

About Winnebago Industries
Winnebago Industries, Inc., "The Most Recognized Name in Motor Homes®", is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes, travel trailers, fifth wheel products, and transit buses. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://www.wgo.net/investor.html.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, unexpected expenses related to ERP and Strategic Sourcing projects and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

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